SEC File No. 70-10122



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   : Certificate Pursuant
                                    : to Rule 24 of Partial
                                    : Completion of
                                    : Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Order dated June 30, 2003 as follows:

(1) During the period April 1, 2004 through June 30, 2004, there were no sales of common stock or preferred securities by FirstEnergy.

(2) During the second quarter of 2004, 315,332 shares of common stock were issuable pursuant to options granted under employee benefit plans and dividend reinvestment plans.

(3) During the period April 1, 2004 through June 30, 2004, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4) During the period April 1, 2004 through June 30, 2004, there were no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the second quarter of 2004:

             Transaction   Maturity             Transaction
                Date         Date      Rate       Amount          Loan Balance
             --------      --------    ----    ------------       ------------

CitiBank (FirstEnergy Revolver - 500mm 3 Year Facility)
-------------------------------------------------------
FirstEnergy   4/16/2004   4/23/2004    2.58%   $100,000,000.00   $200,000,000.00
FirstEnergy   4/20/2004   4/27/2004    2.58%    $50,000,000.00   $250,000,000.00



(5) During the period April 1, 2004 through June 30, 2004, the following short-term debt was issued by the Utility Subsidiaries:

             Transaction   Maturity            Transaction
                Date         Date      Rate       Amount          Loan Balance
             --------      --------    ----    ------------       ------------

CitiBank (Ohio Edison Company (OE) Revolver)
--------------------------------------------
OE            6/2/2004    6/9/2004     2.25%   $50,000,000.00    $50,000,000.00
OE            6/21/2004   6/22/2004    4.13%   $20,000,000.00    $20,000,000.00
OE            6/22/2004   6/23/2004    4.13%    $5,000,000.00     $5,000,000.00

FirstMerit (OE Bi-Lateral Facility)
-----------------------------------
OE            4/2/2004    4/5/2004      1.75   $14,000,000.00    $14,000,000.00
OE            4/9/2004    4/13/2004     1.75    $7,500,000.00    $14,000,000.00
OE            6/21/2004   6/23/2004     1.75   $14,000,000.00    $14,000,000.00

KeyBank (OE Bi-Lateral Facility)
--------------------------------
OE            6/3/2004    6/4/2004      2.00    $2,000,000.00     $2,000,000.00
OE            6/21/2004   6/24/2004     2.00   $20,000,000.00    $20,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the second quarter of 2004 and average interest rate during the second quarter of 2004 are as follows:

          Regulated Money Pool                 Average            Principal
        Loan to/(Borrowing from):           Interest Rate           Balance
    -----------------------------------     -------------      ----------------
    OE                                        1.3862%          $   98,194,725
    Pennsylvania Power Company (Penn)         1.3862%             (33,710,464)
    The Cleveland Electric Illuminating
      Company (CEI)                           1.3862%             (97,417,896)
    The Toledo Edison Company (TE)            1.3862%            (238,893,199)
    American Transmission Systems,
      Incorporated (ATSI)                     1.3862%             111,509,053
    Jersey Central Power & Light
      Company (JCP&L)                         1.3862%            (158,793,303)
    Metropolitan Edison Company (Met-Ed)      1.3862%              27,477,270
    Pennsylvania Electric Company
      (Penelec)                               1.3862%             (87,916,243)
    York Haven Power Company                  1.3862%              12,060,565

(6) During the second quarter of 2004, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7) During the second quarter of 2004, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

                                                                  Purpose of
        Beneficiary                    Amount          Terms      Guarantee
        -----------                    ------          -----      ----------

        FirstEnergy Solutions Corp. (FES) (Trading - Electric)
        ------------------------------------------------------
        The Energy Authority        $1,000,000          (a)          (b)

        FES (Trading - Gas)
        -------------------
        Columbia Gas of Ohio         7,000,000          (a)          (b)

      (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy

      (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary


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

The following Letters of Credits (LOC) were issued during the second quarter of 2004:

                                                                    Purpose of
      Beneficiary                                      Amount           LOC
      -----------                                      ------       -----------

      Penn
      ----
      US Department of Labor                       $   250,000          (a)
      Pennsylvania Dept of Environmental
        Protection Bureau of Land Recycling &
        Waste Management                               210,000          (b)

      FirstEnergy
      -----------
      PJM Interconnection, LLC                      19,900,000          (c)
      Deutsche Bank Trust Company Americas             400,000          (d)

      (a) Collateral held for the Pennsylvania employees' Workers Compensation Program.
      (b) Renewed collateral for the Harborcreek Ash Disposal site in Erie, PA. Original LOC was issued in the fourth quarter 2002.
      (c)   Collateral for entering into purchase power agreements with PJM.
      (d) Renewed collateral for the sale of the Termobarranquilla, S.A. facilities. Original LOC was issued in the fourth quarter 2003.

(8)   During the Second  Quarter of 2004, FirstEnergy  Corp. entered  into seven
(7) transactions designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupon rate of the bond being hedged, and pay floating rate payments based on the 3-month and 6-month London Interbank Offering Rates (LIBOR) plus or minus an applicable spread. The debt instruments being hedged, notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

(9) Investments made during the second quarter of 2004 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                    ----------
                                        (In Thousands $)

Centerior Funding Corp.                     $53,309
GPU Power, Inc.                             $16,032*

* Non cash goodwill adjustment relating to income tax reserves.


(10) During the second quarter of 2004 FirstEnergy filed the following U-6B-2 forms:

Company                                  Filling Date
-------                                  ------------
Penelec                                  April 9, 2004
JCP&L                                    April 27, 2004

(11) JCP&L engaged in jurisdictional financing transactions during the second quarter of 2004. Consolidated balance sheets of JCP&L for the quarter ended June 30, 2004 are incorporated by reference to JCP&L's Form 10-Q Quarterly Report to SEC for the quarter ended June 30, 2004 (File No. 1-3141).

(12) The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2004.

FirstEnergy                  Amount                  Ratio
-----------                ----------               ------
Common Equity              $8,432,963                41.67%
Preferred Stock               335,123                 1.66%
Long-Term Debt             11,393,700                56.30%
Short-Term Debt                74,436                 0.37%
                           ----------               ------
Total Capitalization      $20,236,222               100.00%
                           ----------               ------

OE
--
Common Equity              $2,576,620                59.35%
Preferred Stock               100,070                 2.30%
Long-Term Debt              1,559,754                35.93%
Short-Term Debt               105,061                 2.42%
                           ----------               ------
Total Capitalization       $4,341,505               100.00%
                           ----------               ------

CEI
---
Common Equity              $1,727,160                40.40%
Preferred Stock                96,404                 2.26%
Long-Term Debt              2,333,664                54.59%
Short-Term Debt               117,458                 2.75%
                           ----------               ------
Total Capitalization       $4,274,686               100.00%
                           ----------               ------

TE
--
Common Equity                $773,445                44.24%
Preferred Stock               126,000                 7.21%
Long-Term Debt                610,083                34.89%
Short-Term Debt               238,893                13.66%
                           ----------               ------
Total Capitalization       $1,748,421               100.00%
                           ----------               ------

Penn
----
Common Equity                $244,120                48.93%
Preferred Stock                39,105                 7.84%
Long-Term Debt                182,141                36.51%
Short-Term Debt                33,537                 6.72%
                           ----------               ------
Total Capitalization         $498,903               100.00%
                           ----------               ------

JCP&L
-----
Common Equity              $3,176,438                68.81%
Preferred Stock                12,649                 0.27%
Long-Term Debt              1,268,408                27.48%
Short-Term Debt               158,793                 3.44%
                           ----------               ------
Total Capitalization       $4,616,288               100.00%
                           ----------               ------

Met-Ed
------
Common Equity              $1,285,212                62.28%
Preferred Stock                  -                     -  %
Long-Term Debt                778,427                37.72%
Short-Term Debt                  -                     -  %
                           ----------               ------
Total Capitalization       $2,063,639               100.00%
                           ----------               ------

Penelec
-------
Common Equity              $1,295,799                65.75%
Preferred Stock                  -                     -  %
Long-Term Debt                588,867                29.88%
Short-Term Debt                86,146                 4.37%
                           ----------               ------
Total Capitalization       $1,970,812               100.00%
                           ----------               ------

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

(13) The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2004.


                                    FirstEnergy     OE        CEI         TE
                                    -----------   ------    -------   ---------
Balance, December 31, 2003          $1,604,385   $522,934  $494,212   $113,620
Net Income                             378,044    163,433    98,200     29,109
Cash Dividends on Preferred Stock            -    (1,220)    (3,496)    (4,423)
Cash Dividends on Common Stock        (243,786)  171,000)  (145,000)         -
Other                                        -          -         -          -
                                    ----------   --------  --------   --------
Balance, June 30, 2004              $1,738,643   $514,147  $443,916   $138,306
                                    ----------   --------  --------   --------


                                        Penn      JCP&L      Met-Ed   Penelec
                                        ----     --------  ---------  -------
Balance, December 31, 2003             $54,179   $ 22,132   $27,011   $18,038
Net Income                              37,614     50,234    24,709     8,708
Cash Dividends on Preferred Stock       (1,280)      (249)        -         -
Cash Dividends on Common Stock         (23,000)   (20,000)  (25,000)   (5,000)
Other                                        -          -         -         -
                                       -------   --------   -------   -------
Balance, June 30, 2004                 $67,513   $ 52,117   $26,720   $21,746
                                       -------   --------   -------   -------


(14) During the Second Quarter of 2004, there was no change to any of the credit ratings of FirstEnergy Corp. or any of its subsidiaries by any of the nationally recognized credit rating agencies.

(15) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of June 30, 2004 is as follows:

                                                (In Thousands)
                                                --------------

FE Generation Corp.                              $  923,167
Termobarranquilla S. A.                              60,400
                                                  ---------
         Aggregate Investment in EWGs            $  983,567*
                                                  =========

* Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.


Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
-----------------------------------------------------------------------------

Total capitalization                    $ 20,236,222                   4.9%
Net utility plant                       $ 13,301,681                   7.4%
Total consolidated assets               $ 32,009,600                   3.1%
Market value of common equity           $ 12,339,175                   8.0%

(16) Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of June 30, 2004 in EWGs, as well as the percentage of equity ownership.

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


                         First        First        Owners not affiliated with
                        Energy's     Energy's %           FirstEnergy
                       Investment     Equity       ----------------------------
Associate              at 06/30/04     Owner-                         Type of
 Company                 ($000)*        ship       Name of Entity      Entity
---------              -----------   ---------     ---------------    -------

Termobarranquilla        60,400          0%        ABB Energy         Foreign
S.A. (a)                                           Ventures, Inc.
                                                   Lancaster Steel    Foreign
                                                   Distral Group      Foreign
                                                   Corp. Electrica    Foreign
                                                   De la Costa
                                                   Atlantica
                                                   Darby Mazzanine
                                                   Holdings, LLC

FE Generation
Corp.                   923,167        100%        Not Applicable      N/A
                      ---------

Total Aggregate
Investment in
EWGs                 $  983,567
                      =========

(*)   Aggregate investmelected  here  include  LOCs and  guarantees,  but do not include any goodwill or other fair value adjustments.

(a) FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.


(17) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of June 30, 2004:


                                        Amount (000's)                  %
                                        --------------                -----

Common equity                           $  8,432,963                   41.7
Preferred stock not subject to               335,123                    1.6
    mandatory redemption
Long-term debt-
  Subordinated debentures to
    affiliated trusts                        103,093                    0.5
  Other                                   11,290,607                   55.8
Notes payable                                 74,436                    0.4
                                         -----------                  -----

         Total capitalization           $ 20,236,222                  100.0%
                                         ===========                  =====


(18) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at June 30, 2004:

Closing Market Price per Share                                     $ 37.41
Book Value per Share                                               $ 25.72
Market-to Book Ratio of Common Stock                                145.5%

(19) No new EWG/FUCO project covered by the Modified Rule 53 Test in which Firstenergy has invested or committed to invest during the second quarter of 2004.


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

(20)  Analysis of Growth in Retained  Earnings for  FirstEnergy  and  Subsidiary
Companies:

                                                           (In Thousands)
                                                           --------------

Retained Earnings as of 06/30/04                             $1,738,643
Retained Earnings as of 12/31/03                              1,604,385
                                                              ---------
Growth in Retained Earnings                                  $  134,258
                                                              =========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from regulated utility companies         $  377,553
Income contribution from EWGs                                    72,078
Income contribution from all other companies                     31,797
FirstEnergy Holding and Service companies                      (103,384)
Cash dividends declared on common stock                        (243,786)
                                                              ---------
Growth in Retained Earnings                                  $  134,258
                                                              =========


(21) Statements of Operations for the period ended June 30, 2004 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

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


                                    SIGNATURE


      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                   FIRSTENERGY CORP.


August 24, 2004
                                  By:          /s/ Harvey L. Wagner
                                        ------------------------------------
                                                   Harvey L. Wagner
                                             Vice President, Controller
                                            and Chief Accounting Officer
                                            (Principal Accounting Officer)

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